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                             May 15, 2023

       Kevin Coveney
       Chief Financial Officer
       Enveric Biosciences, Inc.
       4851 Tamiami Trail N, Suite 200
       Naples, Florida 34103

                                                        Re: Enveric
Biosciences, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-38286

       Dear Kevin Coveney:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 1. Business and Liquidity and Other Uncertainties
       Reverse Stock Split, page F-9

   1. We note your disclosure that on July 14, 2022 you effected a 1-for-50 reverse stock split and that all historical
and per share amounts reflected throughout your filing have been adjusted to reflect the
reverse stock split. Please clarify whether the adjustments made to your historical 2021
financial statements, which were audited by Friedman LLP, have been audited by your
current independent registered public accounting firm. Please advise and provide an updated
audit report, as applicable. Refer to Section 4830 of the Division of Corporation Finance
 s Financial Reporting Manual as well as the PCAOB Q&A on
                                                        Adjustments to
Prior-Period Financial Statements Audited by a Predecessor Auditor.
 Kevin Coveney
Enveric Biosciences, Inc.
May 15, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636 with any questions.



FirstName LastNameKevin Coveney                           Sincerely,
Comapany NameEnveric Biosciences, Inc.
                                                          Division of
Corporation Finance
May 15, 2023 Page 2                                       Office of Life
Sciences
FirstName LastName